EXHIBIT 8

Productivity > Growth > Exploration

Northgate Exploration Limited

Third Quarter Report

September 30, 2002

MESSAGE TO SHAREHOLDERS

(All dollar amounts are stated in US dollars unless otherwise indicated)

Northgate reported cash flow from operations (before changes in working capital) of $5,394,000 in the third quarter of 2002 compared with cash flow of $3,510,000 during the same period last year. Net earnings for the quarter were $982,000 or $0.01 per common share compared with a net loss of $2,511,000 or $0.14 per common share during the same period last year.

>     Northgate’s total revenues for the third quarter were $28,062,000 compared with $24,245,000 for the corresponding period in 2001 as a result of both higher gold and copper production and an improvement in metal prices. The average metal prices received on sales in the third quarter of 2002, before hedging, were approximately $314 per ounce of gold and $0.69 per pound of copper compared with $273 per ounce and $0.67 per pound last year. Revenues in the current quarter were enhanced by $966,000 through the combined effects of the Corporation’s gold and currency hedging activities compared with $2,794,000 in the comparable quarter last year.

>     Total operating expenses in the third quarter of 2002 were $18,619,000, only 2% higher than the corresponding period last year even though mine production increased 10% and mill throughput increased 20%. Cash costs in the third quarter of 2002 were $209 per ounce, substantially improved from the comparable quarter in the previous year and virtually the same as the average of the previous quarters of 2002. Copper prices have declined slightly since the beginning of the year and remain weak. This has impacted the mine’s copper byproduct credit and has kept cash costs at higher than planned levels.

>     Net interest expense declined to $1,152,000 for the three months ended September 30, 2002 from $1,927,000 during the corresponding period in 2001. The reduction in interest expense is attributable to a substantial reduction in the Corporation’s long-term debt as a result of the equity financing completed in June 2002.

>     Administrative and general expenses dropped to $321,000 in the quarter from $527,000 during the corresponding period of 2001, reflecting a focus on reducing overheads and other fixed costs.

>     Depreciation expenses in the third quarter were $4,379,000, substantially lower than in the corresponding period of 2001. The lower depreciation charge resulted from the milling of approximately 1.8 million tonnes of stockpiled supergene ore that had been depreciated as it was mined from the Kemess South open pit earlier in the year.

>     Capital expenditures during the third quarter totalled $5,958,000 compared with $7,272,000 in the third quarter of last year. Ongoing construction of the tailings impoundment facility represented the majority of these expenditures.

OPERATIONS

Kemess South Mine

The Kemess Mine produced 69,196 ounces of gold and 16.9 million pounds of copper during the third quarter of 2002 compared to 64,271 ounces of gold and 14.4 million pounds of copper in the third quarter of 2001. In late September, Kemess commissioned an electric cable shovel, which replaced two less efficient diesel hydraulic loaders. This shovel will increase overall mining capacity to over 130,000 tonnes per day and decrease mining costs by approximately $750,000 per year.

>     The Kemess mill processed a record volume of ore during the quarter as a result of record mill availability of 91% and the effect of milling approximately 1.8 million tonnes of softer supergene ore that can be processed at a higher rate. The average recovery of copper during the quarter was lower than previous quarters of 2002 due to the lower recoveries inherent in supergene ore. However, hypogene ore processed during the quarter continued to produce record recoveries as a result of the new column flotation cells installed in the second quarter of this year.

>     The following table provides a summary of operations for the third quarter and the first nine months of 2002, compared with the comparable periods in 2001.

(100% of production basis)	3Q02	3Q01	9M02	9M01

Tonnes mined (ore plus waste)	9,857,346	8,916,386	31,334,112	23,177,198
Tonnes milled (ore)	4,625,410	3,861,958	12,818,269	11,043,980
Average mill operating rate (tpd)	50,276	41,978	46,953	40,454
Gold grade (gmt)	0.709	0.813	0.722	0.881
Copper grade (%)	0.225	0.221	0.236	0.249
Gold recovery (%)	66	64	69	66
Copper recovery (%)	74	76	79	77
Gold production (ounces)	69,196	64,271	204,748	205,655
Copper production (000s pounds)	16,869	14,386	52,636	47,311
Cash cost ($/ounce)	209	255	208	207

>     In the third quarter of 2002, after a record 333 days with no lost time incidents, Kemess recorded two lost time incidents. In spite of these incidents, based on industry data, Kemess still has the second lowest lost time incident frequency of all mines in British Columbia during the first nine months of 2002.

2002 EXPLORATION PROGRAM AT KEMESS NORTH

Exploration drilling at the Kemess North project is virtually complete with only two holes left to drill and over 33,000 metres of diamond drill core recovered. Figure 1 summarizes the location of the holes drilled during the 2002 program.

Nugget Discovery

As part of the Kemess North exploration program, Northgate has drilled numerous holes in the area of the Nugget target located one kilometre to the west of the Kemess North pit outline. The holes completed to date have shown substantial gold-copper porphyry mineralization in both the Takla Group volcanic rocks and the quartz-monzonite intrusive rocks, with an overall geology similar to the Kemess North deposit. Highlights from the initial discovery hole KN-02-23 include:

	Intersected Width
Hole	(metres)	Gold (gmt)	Copper (%)

KN-02-23	56.4	0.451	0.198
	62.0	0.550	0.134
	54.0	0.374	0.186

Kemess North

Drilling in the east and central cirque area of Kemess North has defined additional intersections as reported in Northgate’s Second Quarter Report. Of particular note is the further refining of the high-grade porphyry dome first discovered in 2001. This zone has now been confirmed both in terms of grade continuity and plan dimensions (approximately 700 metres east-west by 400 metres north-south) with thicknesses of up to 370 metres at a 1.0 gram per tonne gold equivalent.

SUBSEQUENT EVENT

Following the acquisition of the Kemess Mine in 2000, Northgate pursued resolution of certain construction liens registered against the mine. One lien remains unresolved and on October 18, 2002, the B.C. Supreme Court rendered a decision in favour of a contractor in the amount of Cdn$6.5 million plus legal costs. Northgate has provided Cdn$3 million as a purchase price adjustment against the original acquisition cost of the mine. The Corporation is reviewing its options in relation to the judgment.

OUTLOOK

Northgate is pleased to report a return to profitability, following the substantial completion of its operational improvement program initiated when the Kemess Mine was acquired in 2000. The Kemess South mine and mill are now operating at levels that exceed our original expectations. Our management team will continue to seek further opportunities to lower operating and capital costs, including the commissioning of the tailing sands project scheduled for the upcoming quarter. As the exploration season at Kemess North comes to an end, our objectives for the current program have been met, namely, confirmation of the potential size and scope of the mineral resource and the accumulation of sufficient data to commence a feasibility study. The discovery at the Nugget Zone and results of the regional program have also been particularly encouraging. Northgate, with its attractive assets and a large resource base, is well positioned to benefit from improving fundamentals in the gold market.

“signed”	“signed”

Terry A. Lyons Chairman	Ken G. Stowe President and Chief Executive Officer

October 29, 2002

FIGURE 1 — KEMESS NORTH 2002 EXPLORATION

Note: This Interim Report contains forward-looking statements concerning the Corporation’s business and operations. The Corporation cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Corporation’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Corporation’s most recent Annual Information Form for a description of the major risk factors.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	September 30	December 31
	2002	2001

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$568	$804
Concentrate settlements and other receivables	11,047	11,738
Inventories	7,136	8,041

	18,751	20,583
Other assets	9,816	10,329
Mineral property, plant and equipment	205,289	205,271

	$233,856	$236,183

LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$23,592	$21,389
Short-term debt	5,547	5,886
Current portion of capital lease obligations	2,023	2,659
Current portion of long-term debt	9,500	11,000

	40,662	40,934
Capital lease obligations	3,905	5,064
Long-term debt	42,750	103,162
Site closure and reclamation obligations	10,203	10,048

	97,520	159,208

Non-controlling interest	8,234	8,924
Shareholders’ equity (deficiency) and capital securities (note 3)
Capital securities	—	87,219
Common shareholders’ equity (deficiency)	128,102	(19,168)

	128,102	68,051

	$233,856	$236,183

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except per share amounts) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Revenue	$28,062	$24,245	$78,347	$76,448

Operating costs	18,619	18,271	55,912	52,988
Administrative and general	321	527	1,074	1,667

	18,940	18,798	56,986	54,655

Earnings before interest, taxes, depreciation and depletion	9,122	5,447	21,361	21,793
Other expenses:
Depreciation and depletion	4,379	6,141	17,210	16,604
Net interest	1,152	1,927	4,380	7,649
Exploration	2,469	439	3,255	562
Currency translation loss (gain)	(289)	(1,227)	1,010	(1,372)
Mining and capital taxes	428	358	956	1,114
Non-controlling interest	1	317	(690)	555

	8,140	7,955	26,121	25,112

Income (loss) before the following items:	982	(2,508)	(4,760)	(3,319)
Loss on settlement of gold forward sales contracts (note 3d)	—	—	9,839	—
Gain on disposal of subsidiary	—	(3)	—	1,158

Earnings (loss) for the period	$982	$(2,511)	$(14,599)	$(2,161)

Earnings (loss) per share (basic and diluted)	$0.01	$(0.14)	$(0.17)	$(0.27)

Weighted average shares outstanding:
Basic	190,551,115	30,251,156	100,711,820	30,251,156
Diluted	191,445,831	156,117,225	101,726,311	155,818,417

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Expressed in thousands of US dollars) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Retained earnings (deficit) at beginning of period	$(49,824)	$(17,890)	$(31,640)	$(14,230)
Earnings (loss) for the period	982	(2,511)	(14,599)	(2,161)
Dividends on preferred shares	—	—	(1,166)	—
Interest on capital securities	—	(1,873)	(1,437)	(5,883)

Retained earnings (deficit) at end of period	$(48,842)	$(22,274)	$(48,842)	$(22,274)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

CASH PROVIDED BY (USED IN) OPERATIONS
Net income (loss) for the period	$982	$(2,511)	$(14,599)	$(2,161)
Non-cash items:
Depreciation and depletion	4,379	6,141	17,210	16,603
Non-controlling interest	1	317	(690)	555
Unrealized currency translation loss (gain)	(114)	(443)	212	(136)
Accrual for reclamation costs	27	—	112	—
Amortization of deferred financing charges	119	3	353	101
Loss (gain) on disposal of subsidiary	—	3	—	(1,158)

	5,394	3,510	2,598	13,804
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	(3,903)	237	691	(2,145)
Inventories	6,867	2,000	905	3,603
Accounts payable and accrual liabilities	(2,546)	849	2,203	(5,787)

	5,812	6,596	6,397	9,475

INVESTMENTS
Proceeds received from investments	—	—	—	4,248
Additions to other assets	(3)	(2,403)	(9)	(2,403)
Additions to mineral property, plant and equipment	(5,958)	(7,272)	(17,228)	(12,839)

	(5,961)	(9,675)	(17,237)	(10,994)

FINANCING
Deferred revenue	—	(2,287)	—	—
Repayment of capital lease obligations	(710)	(1,028)	(1,795)	(2,210)
Repayment of debt	(4,848)	(2,226)	(74,985)	(14,340)
Issuance of debt	3,355	6,721	12,734	14,619
Issuance of preferred shares	—	—	56,475	—
Dividends on preferred shares	—	—	(1,166)	—
Issuance of common shares and warrants	(168)	—	107,997	—
Draw (repayment) of capital securities	—	1,249	(88,656)	4,681

	(2,371)	2,429	10,604	2,750

Increase (decrease) in cash and cash equivalents	(2,520)	(650)	(236)	1,231
Cash and cash equivalents at beginning of period	3,088	4,291	804	2,410

Cash and cash equivalents at end of period	$568	$3,641	$568	$3,641

Supplementary information
Cash paid during the period for:
Interest on capital securities	$—	$—	$14,860	$—
Other interest	829	926	17,244	3,353
Income taxes	—	—	—	—
Non cash financing activities:
Issuance of common shares on redemption of preferred shares	$—	$—	$56,475	$—

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.

              These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2001 except as disclosed herein in notes 2 and 3(c).

2.	REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

As of December 31, 2001, the Corporation adopted the United States dollar as the primary currency of measurement and display. The Corporation has translated the September 30, 2001 amounts previously reported in Canadian dollars using a translation of convenience, whereby such amounts have been translated at the rate of exchange in effect in 2001.

              Effective January 1, 2002, the Corporation adopted the CICA’s new standards for the translation of foreign currencies. These bring Canadian practice into alignment with most other industrialized nations. Under the new rules, gains and losses on non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar are no longer deferred and amortized over the life of the items but charged directly to earnings as they occur. The change has been applied retroactively, although because the Corporation has no significant non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar, there was no impact of this change on the prior period financial statements.

3.	SHARE CAPITAL

(a)	Preferred shares

	Number of shares	Amount

Class A Series 1:
Balance, December 31, 2001	—	$—
Issued in Q1 2002 for cash at Cdn$25 per share	1,800,000	28,238
Converted in Q2 2002 for common shares at $1.51 per share	(1,800,000)	(28,238)

Balance, September 30, 2002	—	—
Class A Series 2:
Balance, December 31, 2001	—	—
Issued in Q1 2002 for cash at Cdn$25 per share	1,800,000	28,237
Converted in Q2 2002 for common shares at $1.51 per share	(1,800,000)	(28,237)

Balance, September 30, 2002	—	—
Total preferred shares, September 30, 2002	—	$—

(b)	Common shareholders’ equity (deficiency)

	September 30, 2002	December 31, 2001

Common shares (i)	$168,331	$12,472
Warrants	8,613	—
Retained earnings (deficit)	(48,842)	(31,640)

	$128,102	$(19,168)

(i)	Common shares

	Number of shares	Amount

Balance, December 31, 2001	30,251,156	$12,472
Issued in Q1 - 2002:
On exercise of previously issued special warrants	15,873,000	12,552
On exercise of previously issued flow-through
special warrants	3,865,429	3,396
On exercise of rights at $1.26 per share	19,841,270	15,690
Share issuance costs	—	(1,440)
Issued in Q2 - 2002:
Pursuant to a Prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares	59,602,650	56,475
On exercise of options	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(4,241)
Issued in Q3 - 2002:
Share issuance costs	—	(167)

Balance, September 30, 2002	190,551,115	$168,331

(c)	Stock-based compensation

Effective January 1, 2002, the Corporation adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets,or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Corporation discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

During the first and third quarters of 2002, the Corporation granted 140,000 options and 50,000 options, respectively, to officers, directors and employees exercisable at $1.45 for 5 years. These options vest 20% on the grant date and 20% on each anniversary of the grant date for the next four years. During the second quarter, 48,000 previously issued options were vested. The Corporation uses the intrinsic value method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Corporation’s net loss and loss per share for the three-month period and nine-month period ended September 30, 2002 would have been as follows:

	Q3 - 2002			YTD - 2002

		Fair value of			Fair value of
	As reported	options vested	Pro forma	As reported	options vested	Pro forma

Net loss	$982	$9	$973	$(14,599)	$36	$(14,635)
Basic loss per common share	0.01	—	0.01	(0.17)	—	(0.17)
Diluted loss per common share	0.01	—	0.01	(0.17)	—	(0.17)

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

Nine months ended September 30, 2002

Risk-free interest rate	4.5%
Annual dividends per share	—
Expected stock price volatility	95%

The expected life of the options used in the option-pricing model were determined as one-half of the weighted average life of the option terms.

(d)	On June 25, 2002, the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the issue were used to repay long-term debt, close out a portion of the Corporation’s gold forward sales position, and for general corporate purposes. Coincident with the closing, all of the Corporation’s convertible preferred shares were converted into common shares at Cdn$1.51 per share.

4.	FINANCIAL INSTRUMENTS

At September 30, 2002, Kemess Mines Ltd. had forward sale commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $301 per ounce. These forward sales commitments are in the form of short dated spot deferred contracts. A portion of the position may be brought and settled into income in 2002 and a portion will eventually be rolled into future years as part of the Corporation’s commitments under its project loan.

     During the third quarter of 2002, Kemess Mines Ltd. brought $703,500 of premium revenue into income upon the expiry of 150,000 ounces of gold call options.

5.	SUBSEQUENT EVENT

The Corporation and its subsidiaries are involved in a lawsuit relating to an unresolved construction lien at the Kemess South Mine. On October 18, 2002 the B.C. Supreme Court rendered a decision in favour of the contractor in the amount of Cdn$6.5 million plus legal costs. Northgate had already provided Cdn$3 million as a purchase price adjustment against the original acquisition of the mine. The Corporation is reviewing its options in relation to the judgment.

NORTHGATE EXPLORATION LIMITED is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation’s principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North project where a significant exploration discovery was made in 2001.

SHAREHOLDER INFORMATION

Transfer Agent Shareholder enquiries relating to address changes and share certificates should be directed to: Computershare Investor Services	Stock Exchange Listing Toronto Stock Exchange Stock Symbol: NGX
510 Burrard Street Vancouver, British Columbia V6C 3B9 Canada Telephone: (604) 661-0222 1-888-661-5566 (Toll free in Canada and the U.S.A.) Telecopier: (604) 669-1548	Shareholders and investors requiring additional information should contact the Corporation at (604) 669-3141 or by email at ngx@bcpacific.com or visit our website at www.northgateexploration.ca.

CORPORATE OFFICES

Northgate Exploration Limited 1055 West Georgia Street Suite 2050, P.O. Box 11179 Royal Centre Vancouver, British Columbia V6E 3R5 Canada Telephone: (604) 669-3141 Telecopier: (604) 687-3419	Kemess South Mine P.O.Box 3519 Smithers, British Columbia V0J 2N0 Canada Telephone: (604) 881-8400 Telecopier: (604) 881-8418

SELECTED QUARTERLY FINANCIAL DATA

	2002 Quarter Ended			2001 Quarter Ended				2000 Quarter Ended

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30

Revenue, investment and other income	$28,062	$26,405	$23,880	$21,915	$24,245	$24,471	$27,732	$—	$—
Net income (loss)	982	(12,048)	(3,533)	(7,751)	(2,511)	(660)	1,010	(8,831)	(6,353)
Earnings (loss) per share	0.01	(0.17)	(0.16)	(0.31)	(0.14)	(0.09)	(0.04)	(0.29)	(0.21)